WILSON SONSINI GOODRICH & ROSATI, P.C.
650 Page Mill Road
Palo Alto, CA 94304-1050
Tel: (650) 493-9300
Fax: (650) 493-6811

September 8, 2006

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attn: Peggy Fisher

  Re:
  XTENT, Inc.
  Registration Statement on Form S-1
  File No. 333-136371

Dear Ms. Fisher:

On behalf of XTENT, Inc. ("XTENT," or the "Company"), we are responding to the Staff's letter dated August 29, 2006, relating to XTENT's Registration Statement on Form S-1 as filed with the Commission on August 7, 2006. XTENT is filing pre-effective Amendment No. 1 to the Registration Statement with this response letter. All page numbers below refer to Amendment No. 1. For your convenience, we are sending copies of this letter, a version of Amendment No. 1 that is marked to show changes from the original Registration Statement and various supplemental materials to you and to Eduardo Aleman. The Company has the following responses to the Staff's comments in its letter. For ease of reference, we have repeated the Staff's comments below with bold face type before each of XTENT's responses.

Form S-l

1.
Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

In response to the Staff's comment, we confirm that XTENT will include in its preliminary prospectus the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document once such information becomes available. XTENT will not circulate a preliminary prospectus until it includes all such non-Rule 430A information.

United States Securities and Exchange Commission
September 8, 2006

Artwork

2.
The print on the caution at the bottom of the page should be larger, and it should make clear that you have not received FDA approval. We note the disclosure on page 2 which states that you have not obtained clearance of an investigational device exemption, which may be inconsistent with your statement that your products are "limited by law to investigational use."

In response to the Staff's comment, XTENT has made the requested changes to the disclosure in the artwork.

Summary, page 1

3.
It would be helpful to add a caption entitled "Status of Regulatory Approval," or some similar language, prior to the last paragraph on page 1.

In response to the Staff's comment, XTENT has revised the disclosure in the "Summary" section on page 1 and made conforming changes in the Business section on page 52.

4.
Disclose an estimate of when you anticipate receiving FDA approval.

In response to the Staff's comment, XTENT has revised the disclosure in the "Summary" section on page 2 to include this information.

5.
We note your disclosure that the development of drug eluting stents has resulted in a "rapid shift in physician treatment of CAD." Please balance this disclosure by addressing the recent rising number of studies questioning the effectiveness and safety of drug eluting stents, and that, as a result of these studies, some cardiac centers have reduced the use of drug-coated stents and have substituted uncoated, bare-metal stents in some patients.

In response to the Staff's comment, XTENT has added the requested disclosure under the heading titled, "Evolution of Treatments for Coronary Artery Disease" on pages 2 and 54 of the prospectus.

United States Securities and Exchange Commission
September 8, 2006

The XTENT Solution, page 3

6.
Expand your disclosure to address the fact that new research suggests that drug coating may be linked to an increased risk of the formation of blood clots inside a stent.

In response to the Staff's comment, XTENT has revised its disclosure on pages 15 and 57 of the prospectus where it discusses the risks associated with the use of drug eluting stents and stent delivery systems. XTENT believes that this revision together with the revisions made in response to comment no. 5 have adequately highlighted this risk in the prospectus. As a result, XTENT does not believe that it needs to address this risk on page 3.

The Offering, page 6

7.
Since the convertible preferred stock referred to in the sixth bullet will convert prior to the IPO, it is not clear why you exclude the shares to be issued on conversion from the total number that will be outstanding. Please revise or advise.

In response to the Staff's comment, XTENT has revised the prospectus to disclose the outstanding share numbers as of June 30, 2006, which included shares of Series D convertible preferred stock sold in May and June 2006. Accordingly, the sixth bullet point has been removed from pages 6, 37 and 39.

Risk Factors, page 9

We have limited device manufacturing and drug coating capabilities.... page 24

8.
Expand your disclosure to address briefly any reasons of which you are aware why Occam would not continue to allow you to apply the drug coating to your stents in your Menlo Park facilities.

In response to the Staff's comment, XTENT has revised the prospectus on page 25 to include this information.

United States Securities and Exchange Commission
September 8, 2006

Our operations involve hazardous materials.... page 30

9.
Expand your disclosure to describe any material liabilities and/or sanctions arising from the February 2006 chemical spill at your Menlo Park facility.

In response to the Staff's comment, XTENT supplementally advises the Staff that there were no material liabilities and/or sanctions that arose from the chemical spill and as a result XTENT does not believe any additional disclosure is necessary.

Dilution, page 38

10.
We note you delete from the tables the 6,741,545 shares that will be issued upon conversion of your Series D preferred stock prior to the IPO. Please revise to include those shares. Also, explain how the numbers and percentages in the tables would change if you assume exercise of all outstanding options.

As noted in the response to comment no. 7, XTENT has revised the disclosure throughout the prospectus to include the shares of Series D preferred stock where applicable. In addition, XTENT respectfully directs the Staff to the first and fifth paragraphs on page 39, which describe how the numbers and percentages in the tables would change assuming the exercise of all outstanding options. XTENT will provide the specific numbers and percentages in the filing that includes pricing information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

11.
Please revise to provide the selected quarterly financial data required by Item 302(A) of Regulation S-K.

In response to the Staff's comment, XTENT respectfully advises the Staff that it believes providing selected quarterly financial data is not required by Item 302(A) of Regulation S-K in connection with the filing for an IPO as was confirmed by the SEC representative at the SEC Regulations Committee meeting on March 19, 2001. Upon completion of the IPO, XTENT will present selected quarterly financial data with the filing of XTENT's first 10-K with the SEC.

United States Securities and Exchange Commission
September 8, 2006

Critical Accounting Policies and Estimates, page 48

Stock-Based Compensation, page 49

12.
You state that the initial determination of the estimated fair value of your common stock on the dates of grant was based on several factors, which you have listed. Further, you state that in connection with the preparation of the financial statements necessary for this offering, you have reassessed the fair value of your common stock for financial accounting purposes in light of the expected completion of this offering. Please address the following:

•
Revise this section to provide a discussion of the significant judgments, assumptions, estimates and complexities associated with your determination of the fair value of your common stock.

•
With respect to the retrospective valuation you performed just prior to the filing of this registration statement, clearly disclose the valuation methodology used and why you selected that methodology.

•
Discuss the additional factors and estimates considered in the retrospective valuation.

•
Supplement your disclosure with references to the actual estimates and assumptions you used, such as discount rates and probability weighting to the different scenarios, and how your results would have differed if you had used different estimates and assumptions.

In response to the Staff's comment, XTENT has revised its disclosure relating to Stock-Based Compensation on page 49 to include a discussion surrounding the significant judgments, assumptions, estimates and complexities associated with its determination of the fair value of its common stock, the justification of using its current valuation methodology and a detailed discussion of additional factors and estimates considered in its retrospective valuation. XTENT supplementally advises the Staff that the primary judgments, assumptions and estimates made by its board of directors in determining the reassessed fair value of its common stock on the date of each stock option grant during 2005 and 2006 is based on the following factors:

United States Securities and Exchange Commission
September 8, 2006

  Preferred Stock Issuances

  XTENT's starting point in its valuation methodology was January 2005 when it issued its Series C preferred stock at a price of $2.71 per share. The holders of Series C preferred stock are entitled to liquidation preferences equal to their initial purchase prices, plus any declared but unpaid dividends. In determining the reassessed estimated fair value of XTENT's common stock at the date of each grant, its board of directors took into consideration the rights and preferences of the preferred stock. Based on common practice and in considering the anticipated time until any liquidity event would occur, XTENT has estimated the ratio between the preferred stock and the common stock in January 2005 to be 1:10. The second tranche of the Series C preferred stock financing occurred in February 2006 and the two tranches of the Series D preferred stock financing occurred in May and June 2006, respectively, were not considered as objective evidence that could impact XTENT's value.

  Underwriters Valuation

  As part of contemplating an IPO in June 2006, XTENT engaged investment banks to underwrite the anticipated IPO transaction. The valuation performed by the investment bankers used the market comparable approach to estimate the aggregate enterprise value of XTENT at the valuation date. The market comparable approach estimates the fair value of a company by applying, to projected operating results of that company, market multiples derived from publicly traded firms in similar lines of business. The projections used in connection with this valuation were based on XTENT's five-year expected operating performance to which the underwriters applied various discounts and assumptions. As a result, there is inherent uncertainty in these estimates. If different discount rates or assumptions had been used, the valuation would have been different. The companies used for comparison under the market comparable approach were selected based on a number of factors, including, but not limited to, the similarity of their industry, financial risk and size. XTENT believes that applying the market comparable approach is appropriate because it is based on the actual market data of publicly traded companies. However, the underwriters cautioned that their preliminary valuation of XTENT was highly dependent on market conditions, in particular the market for companies with no revenue. To establish the fair market value of XTENT's common stock in June 2006, we relied upon the underwriters' preliminary valuation of XTENT and applied a discount given that market conditions were volatile and there exists a significant risk that the offering may not be successful or, if successful, that underwriters' preliminary valuation may not be achieved.

United States Securities and Exchange Commission
September 8, 2006

  Overall Growth in XTENT's Business

  In determining to use a linear progression for the fair market value of XTENT's common stock, its board of directors also considered the overall growth in its business during 2005 and 2006, primarily measured by passage of time and progress towards its goal of generating revenues by the end of 2007. XTENT considered its projected revenues as one of the factors used to determine its estimated enterprise value at the date of each stock option grant during 2005 and 2006. Since XTENT has been engaged primarily with research and development activities throughout 2005 and 2006 and because the historical growth in similar other medical device companies value has been typically closely correlated to revenue growth, XTENT's board of directors assumed a sequential increase in estimated enterprise value throughout 2005 and 2006 based on the passage of time.

  Non-Marketability Discount

  In reassessing the estimated fair value of XTENT's stock before the IPO, XTENT's board of directors applied a non-marketability discount to the value of its common stock to reflect the fact that its stockholders cannot freely trade its stock in the public markets. The level of discount applied three months before the anticipated IPO date reflected the anticipated likelihood and timing of a future liquidity event based on XTENT management's expectations at that time. Since XTENT's board of directors is currently contemplating an IPO of its common stock we have used a 10% discount to the estimated IPO price. XTENT believes a non-marketability discount of approximately 10% is generally appropriate when a liquidity event is anticipated within one year of the valuation date.

  Conclusions

  After making the above judgments, assumptions and estimates, XTENT has determined that, for accounting purposes, the deemed fair values of its common stock were greater than the exercise prices for options granted to employees during 2005 and 2006 due, in large part, to the accelerated timing of the filing of the registration statement, of which this prospectus forms a part of, relative to its expectations.

  As a result, XTENT recorded stock-based compensation expense in its statement of operations for the year ended December 31, 2005 to the extent that these reassessed values of the underlying common stock exceeded the exercise price of the stock options

United States Securities and Exchange Commission
September 8, 2006

  as of the initial grant date. For the six months period ended June 30, 2006 XTENT recorded stock-based compensation expense in its statement of operations based on the fair value method of the stock options consistent with FAS 123R requirements. This deferred stock-based compensation expense is amortized over the vesting period of the stock options and is included as a component of stock-based compensation. Determining the reassessed fair value of XTENT's common stock required its board of directors and management to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had XTENT's board of directors and management used different assumptions and estimates, the resulting fair value of its common stock could have been different.

  During the 18-month period ended June 30, 2006 XTENT granted stock options as follows:

Date of Grant	Number of Options Granted	Weighted Average Intrinsic Value per Share
2/1/2005	1,087,280	$0.63
6/8/2005	45,000	1.81
8/3/2005	164,936	2.44
10/5/2005	22,000	3.07
12/8/2005	52,500	3.70
2/1/2006	348,385	3.85
4/5/2006	92,600	3.47
5/1/2006	1,020,965	2.94
6/5/2006	360,500	3.25
Total	3,194,166

  Business, page 51

13.
Please tell us whether Millennium Research Group:

•
makes its reports publicly available,

•
received compensation from you for preparation of the statistics,

•
prepared the statistics for use in the registration statement, or

United States Securities and Exchange Commission
September 8, 2006

  •
  has consented to your use of their statistics in your document.

  If Millennium Research Group has given its consent, please file the consent as an exhibit.

In response to the Staff's comment, XTENT respectfully advises the Staff that to XTENT's knowledge, Millennium Research Group ("MRG") does not make its reports publicly available. However, a party may obtain reports and contract for research services from MRG on a fee-for-service basis. MRG received compensation from XTENT for gathering some of the statistics used in the prospectus. MRG has provided its consent to use these statistics in the prospectus and we are supplementally providing a copy of the consent to the Staff. Since XTENT does not consider MRG to be an expert it is therefore providing the MRG consent supplementally to the Staff.

The XTENT Solution, page 56

14.
Revise your disclosure to address whether any studies support your belief that the ability of your Custom NX 60 to cover a long lesion with a single stent may reduce the complications, such as thrombosis and heart attack, from overlapping stents.

In response to the Staff's comment, XTENT has revised its disclosure in the prospectus to clarify which studies support its belief that overlapping stents result in an increase rate of complications. XTENT respectfully directs the Staff to the copies of these studies that are included herein. XTENT believes that because its Custom NX 60 allows for up to 60mm of stent to be delivered without overlap, the risk of complications resulting from overlapping stents will not be present with the use of its Custom NX 60 for lesions of approximately equivalent length.

15.
With a view towards disclosure, tell us the basis for your belief that the permanent primer applied to your stents has an insignificant physiological response when used in the body.

In response to the Staff's comment, XTENT has revised the disclosure on pages 4 and 57 to provide some of the basis for its belief in this regard. Additionally, XTENT supplementally advises the Staff that it considers the type of primer that it uses on its stents to be a trade secret but notes that the primer has been commonly used with medical devices for approximately 30 years. The primer is commonly used in implantable cardiac defibrillators, pacemakers, neurostimulators, catheters, needles and other medical device components. The purpose of the primer is strictly to enhance adherence of XTENT's drug coating to the stent.

United States Securities and Exchange Commission
September 8, 2006

One specific concern relative to the use of drug coatings in vascular applications such as stents involves thrombogenicity, or the tendency of a material to promote the formation of blood clots due to the adhesion of platelets found in blood to the surface of the stents. The thrombogenicity of XTENT's primer has been well studied and favorably characterized. In one published study of the hemocompatibility of various materials, the primer used on the XTENT stents was reported as having the highest level of blood compatibility characteristics relative to other materials studied. In another published study of blood platelet adhesion, the surface of a sample of the primer used on the XTENT stents was found to be not significantly different from platelet adhesion on the surface of a sample of reference control material. In addition, XTENT notes that its stents have been deployed in over 100 patients, 30 of which have had its stents for over one year, and XTENT has not observed any thrombosis in patients with its products.

Competition, page 68

16.
Expand your description of Conor Medsystems' CoStar paclitaxel eluting stent to address Conor's claim that it does not leave any permanent polymer residual polymer or drug at the target site.

In response to the Staff's comment, XTENT has revised the disclosure on page 68 to include this information.

Intellectual Property, page 69

17.
Tell us why you have not filed your license agreement with Millimed as an exhibit.

In response to the Staff's comment, XTENT is filing its license agreement with Millimed as Exhibit 10.9 to the registration statement.

Financial Statements

General

18.
Please provide a currently dated and signed consent from your independent accountants in your amendment.

In response to the Staff's comment, XTENT has provided a currently dated and signed consent from its independent accountants as Exhibit 23.1 to the registration statement.

United States Securities and Exchange Commission
September 8, 2006

19.
Please revise to provide updated financial information, as required by Rule 3-12 of Regulation S-X.M

In response to the Staff's comment, XTENT has revised the registration statement to provide the updated financial information, as required by Rule 3-12 of Regulation S-X.

Note 6.    Redeemable Convertible Preferred Stock, page F-18

20.
We note that you have issued redeemable convertible preferred stock. Please address the following:

•
Revise the note to describe the events or circumstances that could result in the redemption of the convertible preferred stock.

•
Tell us how you have applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the conversion feature of the redeemable convertible preferred stock is an embedded derivative that you should separate from the host and account for at fair value under SFAS 133.

•
Provide a reasonably detailed discussion of your consideration of paragraphs 60 and 61 of SFAS 133.

In response to the Staff's comment, XTENT has issued Series A, B, C and D redeemable convertible preferred stock (the "Preferred Stock"). The Preferred Stock is redeemable only upon liquidation as defined in the Amended and Restated Certificate of Incorporation dated February 9, 2005 and described in footnote 6 to the financial statements as follows:

  In the event of any liquidation, dissolution or winding up of XTENT, including a merger, acquisition or sale of assets where the beneficial owners of the XTENT's common stock and redeemable convertible preferred stock own less than 50% of the resulting voting power of the surviving entity, the holders of Series A, B, C and D redeemable convertible preferred stock are entitled to receive an amount of $1.00, $1.88, $2.71 and $4.45 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of common stock. Thereafter, if assets remain in XTENT, the holders of XTENT's common stock and redeemable convertible preferred stock will receive all the remaining assets of the XTENT pro rata based on the number of shares of common stock (on an as-convertible to common stock basis) held by each. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the

United States Securities and Exchange Commission
September 8, 2006

  redeemable convertible preferred stock shall be insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets and funds of XTENT legally available for distribution shall be distributed ratably among the holders of Series A, B, C and D redeemable convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

In addition, XTENT considered the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the conversion feature should be carved-out of the hybrid instrument and accounted for separately.

FAS 133, paragraph 12 as supplemented by paragraphs 60 and 61, provides guidance for when embedded features should be carved out and accounted for separately. In applying this guidance, XTENT has determined that the economic characteristics and risks of the conversion feature (e.g., the factors that cause a derivative to fluctuate in value) are clearly and closely related to the economic characteristics of the host contract (i.e., whether the attributes of the conversion feature behave in a manner similar to the attributes of the host contract). Paragraph 61(l) of FAS 133 states that a typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to a debt instrument whereas cumulative participating perpetual preferred stock is more akin to an equity instrument. The Preferred Stock is more akin to an equity instrument and not to a debt instrument because in the absence of the conversion feature, the shares would not represent an unconditional obligation of XTENT. Additionally, as a private company, XTENT's common stock is not readily convertible to cash. Accordingly, the conversion option should not be bifurcated from the host contract.

XTENT also considered the provisions within the registration rights agreement that includes the common stock issued upon conversion of the Preferred Stock upon an IPO. Any cash settlement requirement within the registration rights agreement would cause the conversion option to not be clearly and closely related to the equity host and would result in the conversion feature being accounted for as a liability in accordance with EITF 00-19. With regard to the registration rights:

  a.
  The registration rights agreement requires XTENT to use its "best efforts" to register the shares; and

  b.
  The registration rights agreement does not provide for penalties in the event that a registration statement is not filed.

United States Securities and Exchange Commission
September 8, 2006

As indicated in EITF 00-19, paragraph 23, the Task Force concluded that use of a company's best efforts to obtain sufficient authorized shares to settle a contract is within the company's control. Likewise, using XTENT's best efforts to affect a registration is also within its control. Further, because no penalties would be paid for the delivery of unregistered shares, settlement in unregistered shares does not result in an "uneconomic" alternative under paragraph 16. Accordingly, the conversion option is clearly and closely related to the host contract and should not be bifurcated.

Part II

Item 17.    Undertakings, page II-3

21.
Please include the undertakings required by item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. Refer to Rule 430C(d) and Rule 424(b)(3).

In response to the Staff's comment, XTENT has included the undertakings required by items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K on page II-4 of the registration statement.

United States Securities and Exchange Commission
September 8, 2006

We would very much appreciate the Staff's prompt review of this amendment. Should you have any additional questions, please call me at (650) 354-4115 or my associate, Philip H. Oettinger at (650) 565-3564.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ J. Casey McGlynn
J. Casey McGlynn
Cc:	Gregory Casciaro Eduardo Aleman Martin James Kevin Vaughn